Exhibit 3.1
CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

HYDROFARM HOLDINGS GROUP, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Hydrofarm Holdings Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.The name of the Corporation is Hydrofarm Holdings Group, Inc. The date of filing of its original certificate of incorporation with the Secretary of State of the State of Delaware (the “Secretary of State”) was January 3, 2017, under the name of Innovation Acquisition One Corp. The name of the Corporation was changed to Hydrofarm Holdings Group, Inc. by filing a certificate of amendment to the original certificate of incorporation, as amended to date, with the Secretary of State on August 3, 2018. An amended and restated certification of incorporation of the Corporation was duly filed with the Secretary of State on August 28, 2018 (the “Certificate”).
    2.    The board of directors of the Corporation (the “Board of Directors,” and each such director, in such capacity, a “Director”) have duly adopted a resolution pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth a proposed amendment to the Certificate and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The amendment amends the Certificate as follows:
    3.    The Certificate is hereby amended to effect a reverse stock split and change the capitalization of the Corporation by replacing Article IV, Section A, in its entirety set forth as follows:
“The total number of shares of capital stock which the Corporation shall have authority to issue is three hundred fifty million (350,000,000) shares, of which (i) three hundred million (300,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) fifty million shares (50,000,000) shares shall be a class designated as preferred stock, par value $0.0001 per share (the “Preferred Stock”).

The number of authorized shares of Common Stock or Preferred Stock may from time to time be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Certificate (including pursuant to any certificate of designation of any series of Preferred Stock).

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

Effective at 5:00 p.m. Eastern Time on February 12, 2025, (the “Effective Time”), the shares of Common Stock issued and outstanding immediately prior to the Effective Time and the shares of Common Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time are reclassified into a smaller number of shares such that each 10 shares of issued Common Stock immediately prior to the Effective Time is reclassified into one (1) share of Common Stock (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the Reverse Stock Split (and for each holder who would otherwise be entitled to a fractional share as a result of the Reverse Stock Split, rounding down to the next whole share, and such holder shall be entitled to receive cash for such holder’s fractional share in an amount equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock on the date of the Effective Time of the Reverse Stock Split.) Notwithstanding the foregoing, the Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Stock Split, unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified, provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.”

    4.    To the extent not expressly amended hereby, the Certificate remains in full force and effect.
    5.    This amendment to the Certificate has been duly adopted in accordance with the provisions of Sections 141, 228 and 242 of the General Corporation Law of the State of Delaware.
    6.    Pursuant to Section 228(a) of the Delaware General Corporation Law, the holders of outstanding shares of the Corporation having no less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted, consented to the adoption of the aforesaid amendments without a meeting, without a vote and without prior notice and that written notice of the taking of such actions has been given in accordance with Section 228(e) of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, the Corporation has caused this amendment to the Certificate to be signed by its duly authorized officer on February 12, 2025.

HYDROFARM HOLDINGS GROUP, INC.

By:	/s/ B. John Lindeman
Name: B. John Lindeman
Title: Chief Executive Officer